JENKENS & GILCHRIST
                           A PROFESSIONAL CORPORATION         Austin, Texas
                                                             (512) 499-3800
                                                           Chicago, Illinois
                                 1401 MCKINNEY               (312) 425-3900
                                   SUITE 260                 Dallas, Texas
                           HOUSTON, TEXAS 77010-4034         (214) 855-4500
                                                        Los Angeles, California
                                 (713) 951-3300              (310) 820-8800
                            FACSIMILE (713) 951-3314     Pasadena, California
                                                             (626) 578-7400
                                                          San Antonio, Texas
    Lee Thompson                                             (210) 246-5000
   (713) 951-3342                                           Washington, D.C.
lthompson@jenkens.com           www.jenkens.com              (202) 326-1500

                                 June 14, 2005


By EDGAR and Facsimile  202-772-9369

Ms. Tamara Brightwell
Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0510
450 5th Street, N.W. - Judiciary Plaza
Washington D.C. 20549-0405

     Re:      Handy Hardware Wholesale, Inc.
              Form S-2/A filed May 25, 2005
              File No. 333-124252

Dear Ms. Brightwell:

     This letter responds to the comments of the Staff contained in your letter dated June 7, 2005 regarding the above Form S-2/A filed May 25, 2005. The responses included in this letter have been numbered to correspond to the number of the Staff's comments. This letter is being filed via EDGAR today.

                          Form S-2/A filed May 25, 2005
                          -----------------------------

Incorporation of Documents by Reference, page 10
------------------------------------------------

1. We note your response to prior comment seven. Once you have filed an amendment to the 10-K, it will be necessary to amend the S-2 to specifically incorporate the 10-K/A by reference. In this regard, we note that the legality opinion will need to be updated to reflect the filing of the amended 10-K as well.

                              JENKENS & GILCHRIST
                           A PROFESSIONAL CORPORATION

Tamara Brightwell
June 14, 2005
Page 2


The Company has amended the Form S-2/A filed on May 25, 2005 to specifically incorporate by reference the Annual Report on Form 10-K/A filed on June 9, 2005, the Quarterly Report on Form 10-Q/A filed on June 9, 2005 and the Form 8-K/A filed on May 20, 2005. We have also updated the legality opinion to reflect these amended filings.

                 Form 10-K for the year ended December 31, 2004
                 ----------------------------------------------

Prior Comment 11
----------------

2. We have reviewed your proposed revision of the audit report. Please amend your Form 10-K to remove such proposed language in the first paragraph of the audit report and, instead, state in the beginning of the second paragraph that the audits were conducted in accordance with "the standards of the Public Company Accounting Oversight Board (United States)". Refer to PCAOB Auditing Standard No. 1

The Company has amended the Annual Report on Form 10-K for the year ended December 31, 2005 and has included in the beginning of the second paragraph of the independent auditor's report that "the audits were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States)."

                  Form 10-Q for the period ended March 31, 2005
                  ---------------------------------------------

Financial Statements
--------------------

Condensed Balance Sheet, page 3
-------------------------------

3. Please explain to us why accounts receivable is increasing at a faster rate than sales. We note that the increase in sales of 28% between the quarter ended March 31, 2005 and the quarter ended December 31, 2004 is substantially less than the increase in receivables of 101% between those dates. We further note that the ratio of receivables to quarterly revenue went up from 35% at March 31, 2004 to 39% at March 31, 2005, but that your MD&A disclosures about seasonality and the spring trade shows do not appear to sufficiently explain why such differences exist. In future filings, please quantify the receivables and inventory turnover ratios in MD&A and explain material variances, since both assets are material to your financial position and liquidity.

For the quarter ended March 31, 2005, accounts receivable increased at a faster rate than sales due to the fact that the Company received extended payment terms from its vendors and passed those extended payment terms onto the Company's member-dealers. The normal comparison the Company uses is the ratio between accounts receivable and trade accounts payable and not the increase in sales

                              JENKENS & GILCHRIST
                           A PROFESSIONAL CORPORATION

Tamara Brightwell
June 14, 2005
Page 3


versus the increase in accounts receivable. When the accounts payable terms increase or decrease, the accounts receivable increases or decreases in tandem. The accounts payable increased 93.4% between the quarter ended December 31, 2004 and the quarter ended March 31, 2005 as compared to the 101% increase in accounts receivables between those dates. In addition to the manufacturers extended terms, during the first quarter of 2005, the Company extended additional payment terms to the member-dealers if they bought inventory in larger quantities. In future filings the Company will quantify the receivables and inventory turnover ratios in MD&A and explain any material variances.

Item 4. Controls and Procedures, page 19
----------------------------------------

4. It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise to address your officers' conclusions regarding the effectiveness of your disclosure controls and procedures.

The Company has revised Item 4. Controls and Procedures to state that "the Company's chief executive officer and chief financial officer have evaluated the Company's disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act") as of the end of the period covered by this Quarterly Report on Form 10-Q and have concluded that such disclosure controls and procedures are effective."

5. Revise to clarify, if true, that the disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

The Company has revised Item 4. Controls and Procedures to state that "the disclosure controls and procedures are designed to ensure that the information required to be disclosed in our filings under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosures."

     Please feel free to contact me at 713-951-3342 with any further questions or comments. Thank you.

                                         Very truly yours,


                                         /s/ Lee Thompson
                                         ---------------------------
                                         Lee Thompson
LT:at

                              JENKENS & GILCHRIST
                           A PROFESSIONAL CORPORATION

Tamara Brightwell
June 14, 2005
Page 4


cc:      Ms. Tina S. Kirbie
         Handy Hardware Wholesale, Inc.
         8300 Tewantin Drive
         Houston, TX 77061